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05038528

[UNIT]ED STATES
[SECURITIES AND EX]CHANGE COMMISSION
[Washingt]on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 44198

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASHINGTON, DC 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISTA MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 SESSIONS ROAS
(No. and Street)

TALLAHASSEE (City) FLORIDA (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA TOUGAS 850 425-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

101 EAST KENNEDY BLVD., SUITE 3850 (Address) TAMPA (City) FLORIDA (State) 33602-5152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, DEBRA TOUGAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISTA MANAGEMENT COMPANY, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Hollis N. Hance
Commission # DD347959
Expires October 11, 2008
Bonded Troy Fain - Insurance, Inc. 800-385-7019

Debra Tougas
Signature

CHIFE FINANCIAL OFFICER
Title

Hollis N. Hance
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audit report

Vista Management Company

December 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors and the Shareholder of
Vista Management Company

We have audited the accompanying statement of financial condition of Vista Management Company (a wholly owned subsidiary of Fringe Benefits Management Company) as of December 31, 2004, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Management Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
January 20, 2005

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Vista Management Company
BALANCE SHEET
December 31, 2004

ASSETS

CASH	$ 31,015
ACCOUNTS RECEIVABLE	101,067
Total assets	$132,082

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE TO RELATED PARTIES (Note 2)	$ 7,463
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value, 500 shares authorized, issued and outstanding	5
Paid-in capital	85,313
Retained earnings	39,301
Total shareholder's equity	124,619
Total liabilities and shareholder's equity	$132,082

The accompanying notes are an integral part of these statements.

Vista Management Company
STATEMENT OF INCOME
For The Year Ended December 31, 2004

REVENUES	$963,054
EXPENSES	
Employee compensation	119,932
Administrative expenses	665,538
	785,470
Income before income taxes	177,584
INCOME TAX PROVISION	67,481
NET INCOME	$110,103

The accompanying notes are an integral part of these statements.

Vista Management Company
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For The Year Ended December 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCE, December 31, 2003	$ 5	$85,313	$ 77,453	$ 162,771
Net income	-	-	110,103	110,103
Distribution to Parent Company	-	-	(148,255)	(148,255)
BALANCE, December 31, 2004	$ 5	$85,313	$ 39,301	$ 124,619

The accompanying notes are an integral part of these statements.

Vista Management Company
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 110,103
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in accounts receivable	(6,581)
Increase in due from parent company	(102,387)
Increase in accounts payable	880
Net cash provided by operating activities	2,015
NET CHANGE IN CASH	2,015
CASH, beginning of year	29,000
CASH, end of year	$ 31,015
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:	
Distribution to Parent Company	$ 148,255

The accompanying notes are an integral part of these statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Business

Vista Management Company (the Company or VMC) operates as a broker/dealer in securities and is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. VMC's business consists of the sale and management of participation interests in contributory retirement plans qualified under Internal Revenue Code Section 401(k). The Company is a wholly owned subsidiary of Fringe Benefits Management Company (FBMC or the Parent Company) and is located in Tallahassee, Florida. The Company is exempt from SEC Rule 15c3-3 pursuant to section k(2)(i) of that rule.

Use of Estimates In Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Rule

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires that the Company's aggregate indebtedness, as defined, not exceed 1,500 percent of net capital, as defined. As of December 31, 2004, the Company's defined net capital was $23,552. The minimum net capital, as defined, was $5,000 at December 31, 2004. The Company had $7,463 in aggregate indebtedness as of December 31, 2004.

Revenue Recognition

Administrative fees are recorded on the accrual basis as revenues in the periods the services are performed.

NOTE 2 – RELATED-PARTY TRANSACTIONS

By agreement with FBMC, the Company transfers administrative fees received from the 401(k) plans to the Parent Company. The expenses related to VMC are paid by FBMC. These amounts are recorded net within the due from Parent Company balance. Effective December 31, 2004, the Parent Company decided that the due from Parent Company balance of $148,255 would not be paid to VMC and would be recorded as a distribution (reduction of retained earnings). On at least an annual basis, the Parent Company and VMC will decide whether the accumulated due from or due to Parent Company balance, if any, will be paid or will be considered a distribution or contribution of capital.

NOTE 2 – RELATED-PARTY TRANSACTIONS – Continued

During 2004, FBMC allocated $211,400 of overhead expenses, including rent, utilities, telephone, etc., to the Company, which is included in administrative expenses in the accompanying statement of income.

The Company has an agreement with the primary shareholder of FBMC to serve as investment manager of the plan assets, as well as an employee of FBMC to serve as management advisor of VMC. Under the agreements, the investment manager and management advisor receive annual fees of 5 percent and 2 percent of plan assets, respectively, which is computed and paid monthly. The total amount expensed by the Company under the agreement was $81,678, which is included in administrative expenses in the accompanying statement of income. As of December 31, 2004, $7,463 is due the investment manager and management advisor and is included in accounts payable to related parties in the accompanying statement of financial condition.

NOTE 3 – INCOME TAXES

The Company's earnings are included in the consolidated income tax returns filed by FBMC. During 2004, FBMC generally allocates income tax expense to the Company using the separate return method. The amount allocated for 2004 was $67,481.

SUPPLEMENTARY INFORMATION

Vista Management Company
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2004

MINIMUM NET CAPITAL REQUIREMENT	
Shareholder's equity	$124,619
Less – Non-allowable assets	101,067
Net capital	23,552
Minimum net capital required	5,000
Excess net capital	$ 18,552
AGGREGATE INDEBTEDNESS STANDARD	
Maximum debt allowed 1,500% of net capital	$353,280
Aggregate indebtedness	7,463
Debt available under aggregate indebtedness standard	$345,817
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	32%

RECONCILIATION OF COMPUTATION OF NET CAPITAL TO COMPANY'S CORRESPONDING UNAUDITED FORM X-1 7A-5, PART IIA FILING, PURSUANT TO RULE 15c3-1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing, as amended.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO EXEMPTIVE PROVISION OF RULE 15c3-3

At December 31, 2004, as well as during the year then ended, the Company was not required to make the Computation for Determination of Reserve Requirements or provide information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3, as it is exempt under Section (k)(2)(i) of Rule 15c3-3.

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Required by Rule 17a-5

To the Board of Directors and Shareholder of
Vista Management Company

In planning and performing our audit of the financial statements and supplemental schedules of Vista Management Company (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Tampa, Florida
January 20, 2005

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International